NEWS RELEASE

Crosshair Reports Initial Vanadium Recoveries of 93% at CMB Property

Dated: July 7th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that initial vanadium recoveries from the metallurgical test work have been received from the Central Mineral Belt (CMB) Property.  Acid leach tests yielded the best results, with up to 93.4% vanadium extraction.

“It’s great to see these results at such an early stage in the development of our project,” says Stewart Wallis, President and CEO of Crosshair.  ”Additional metallurgical test work will be required to determine the optimum recovery of both the uranium and vanadium.”

Metallurgy Details

Approximately 70 kilograms of core samples from hole ML-182 were submitted to SGS Mineral Services Vancouver, BC (“SGS”) for preliminary metallurgical testing including acid leach, caustic leach and salt roast leach.  Sixteen (16) samples from hole ML-182 were composited to provide one sample with a head grade which assayed 0.2% V2O5 and <0.01% U3O8.  The sample was then crushed to -10 mesh, blended and split into individual charges for the various metallurgical tests.

Although three different test methods were carried out, the four agitated acid leach tests yielded the best results with two samples recovering 92.6% and 93.4% vanadium.   These tests were performed in glass reaction kettles and carried out at approximately 30% solids before acid addition.  A pitch blade impeller was used for agitation at 450 – 500 RPM.  The temperature was maintained at 80 degrees Celsius and the test was carried out over a 48 hour period.  Recoveries ranged from 13.4% to 93.4% and were found to be directly correlated with acid consumption which ranged from 345 kg/t up to 513 kg/t.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis, P.Geo., President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.